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                               DRAFT PRESS RELEASE


     [Parsippany, N.J., November 13, 1996] Pennsylvania Electric Company ("Penelec") announced that it is commencing an offer to purchase any and all of its

          (i) 56,810 outstanding shares of Cumulative Preferred Stock, 4.40% Series B (stated value $100 per share) at a purchase price of $73.44 per share, net to the seller in cash;

          (ii) 97,054 outstanding shares of Cumulative Preferred Stock, 3.70% Series C (stated value $100 per share) at a purchase price of $ 59.64 per share, net to the seller in cash;

          (iii) 63,696 outstanding shares of Cumulative Preferred Stock, 4.05% Series D (stated value $100 per share) at a purchase price of $ 67.61 per share, net to the seller in cash;

          (iv) 28,739 outstanding shares of Cumulative Preferred Stock, 4.70% Series E (stated value $100 per share) at a purchase price of $ 78.45 per share, net to the seller in cash;

          (v) 42,969 outstanding shares of Cumulative Preferred Stock, 4.50% Series F (stated value $100 per share) at a purchase price of $ 75.11 per share, net to the seller in cash; and

          (vi) 75,732 outstanding shares of Cumulative Preferred Stock, 4.60% Series G (stated value $100 per share) at a purchase price of $ 76.79 per share, net to the seller in cash.

     The December 1996 dividend for each series of Preferred Stock has been declared and is to be paid on December 1, 1996 to holders of record as of the close of business on November 12, 1996. A holder of record of Shares on November 12, 1996, who tenders Shares will be entitled to the December 1996 dividend, regardless of when such tender is made. Holders of Shares purchased pursuant to the Offer will not be entitled to any dividends in respect of any later dividend periods.

     The Offer for one series of Preferred Stock is independent of the Offer for any other series of Preferred Stock. The Offers are not conditioned upon any minimum number of shares of the applicable series of Preferred Stock being tendered. Each of the Offers is being made only by means of, and is subject to certain other terms and conditions as set forth in the Offer to Purchase, dated November 13, 1996. Each of the Offers and withdrawal rights will expire at 12:00 midnight, New York City Time, on December 13, 1996, unless any such Offer with respect to any series of Preferred Stock is extended.


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     This announcement is neither an offer to purchase nor a solicitation of any offer to sell the Preferred Stock. The Offers are made solely by the Offer to Purchase, dated November 13, 1996, and the related Letters of Transmittal and are not being made to (nor will purchases be accepted from or on behalf of) holders of Preferred Stock residing in any jurisdiction in which the making of the Offers or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction, the securities laws of which require the Offers to be made by a licensed broker or dealer, the Offers shall be deemed made on behalf of Penelec by one or more brokers or dealers licensed under the laws of such jurisdiction.

     The dealer manager for the Offer is Merrill Lynch & Co. and the Depositary for the tendered Shares will be ChaseMellon Shareholder Services, L.L.P. Questions or requests for assistance may be directed to Georgeson & Company Inc., the Information Agent, at Wall Street Plaza, New York, New York 10005 (telephone 800-223-2064) or Merrill Lynch & Co. at 212-449-4914 (call collect).